Exhibit 99.82

QUALIFICATION CERTIFICATE

TO:	Ontario Securities Commission, as principal regulator

RE:	The Valens Company Inc. (the “Issuer”) – Preliminary Short Form Base Shelf Prospectus dated January 22, 2021 in connection with the proposed offering of common shares, debt securities, subscription receipts, warrants, and units (collectively, the “Securities”)

The certificate is delivered pursuant to National Instrument 44-102 Shelf Distributions (“NI 44-102”) to enable the Issuer to file a preliminary short form base shelf prospectus to distribute the Securities. The Issuer is relying on Section 2.2(1) of NI 44-102 to qualify to file a preliminary short form base shelf prospectus, which requires that the Issuer is qualified under Section 2.2 of National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) to file a preliminary short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The undersigned, Chief Financial Officer of the Issuer, certifies for and on behalf of the Issuer and without personal liability that:

1.	the Issuer is an electronic filer under NI 13-101;

2.	as of the date hereof, the Issuer is a reporting issuer in at least one jurisdiction of Canada;

3.	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction,

(a)	under applicable securities legislation,

(b)	pursuant to an order issued by the securities regulatory authority, or

(c)	pursuant to an undertaking to the securities regulatory authority;

4.	the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

(a)	current annual financial statements, and

(b)	a current AIF;

5.	the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer,

(a)	whose operations have ceased; or

(b)	whose principal asset is cash, cash equivalents, or its exchange listing;

6.	all of the material incorporated by reference in the preliminary short form base shelf prospectus and not previously filed is being filed with the preliminary short form base shelf prospectus.

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IN WITNESS WHEREOF the undersigned has signed this certificate this 22nd day of January, 2021.

THE VALENS COMPANY INC.

By:	(Signed) “Chris Buysen”
	Name:	Chris Buysen
	Title:	Chief Financial Officer

[Qualification Certificate Signature Page]